INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

September 11, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-232763)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Deborah O’Neil and Jeffrey Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 21, 2019 and August 27, 2019 on the Registrant’s registration statement filed on Form N-14 relating to the proposed reorganization of the funds listed below (each, an “Acquired Fund” and collectively, the “Acquired Funds”), each a series of Equinox Funds Trust (the “Trust”), into a corresponding newly created series of Investment Managers Series Trust II (“IMST II”) (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”).

Equinox Funds Trust/Acquired Fund	IMST II/Acquiring Fund
Equinox Ampersand Strategy Fund	AXS Alternative Growth Fund
Equinox Aspect Core Diversified Strategy Fund	AXS Aspect Core Diversified Strategy Fund
Equinox Chesapeake Strategy Fund	AXS Chesapeake Strategy Fund
Equinox IPM Systematic Macro Fund	AXS IPM Systematic Macro Fund

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Acquiring Fund’s Form N-14 registration statement (the “Amendment”) that will be filed separately.

Combined Proxy Statement and Prospectus

1.	With respect to the Equinox Ampersand Strategy Fund and Equinox IPM Systematic Macro Fund, Item 14 of Form N-14 requires that financial statements and schedules of the acquired funds in accordance with Regulation S-X for the periods specified in Article 3 of Regulation S-X. The semi-annual report dated December 31, 2018 for these two Funds will expire or become stale on September 2, 2019 (i.e., the financial statement provided in the filing will exceed 245 days from the proposed proxy mailing date). The Registrant needs to include in the pre-effective amendment filing: the June 30, 2019 financial statements, update financial highlights to include June 30, 2019 information, and an auditors consent, for these two funds.

Response: The Statement of Additional Information will include the June 30, 2019 financial statements for the Equinox Ampersand Strategy Fund and the IPM Systematic Macro Fund and the financial highlights will include the June 30, 2019 information and the auditors’ consent will be filed with the pre-effective amendment filing.

2.	With respect to each Fund, the Fees and Expenses Table a footnote states “AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund or the Acquired Fund (by the Acquired Fund’s Advisor, for periods prior to the Reorganization) for a period ending three years after the date of the waiver or payment. This reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement.” Revise the footnote to make clear that that AXS may recoup fees waived by Equinox before the Reorganization and add additional disclosure throughout the Combined Proxy and Prospectus to clarify this point.

Response: The Registrant confirms that AXS will not seek reimbursement of fees waived or reimbursements made by Equinox to the Acquired Funds prior to the Reorganizations. Please see the response to comment #3 below.

3.	Explain how did the Board of Trustees conclude that it was appropriate to agree to permit the recoupment by the new adviser, AXS, after the reorganization who did not previously waive those fees?

Response: The new advisor (AXS) will not be permitted to recoup amounts from the Acquiring Funds that were previously waived or reimbursed by the prior advisor to the Acquired Funds (Equinox). After the Reorganization, however, Equinox will be permitted to recoup from the Acquiring Funds fees it previously waived or reimbursed to the Acquired Funds, subject to certain conditions, including the approval of the IMST II Board. The Registrant and Equinox Funds Trust believe this arrangement is consistent with the Acquiring Funds’ agreement to assume all of the liabilities of the Acquired Funds, whether known or unknown, contingent, accrued or otherwise (see Paragraph 1.3 of the Agreement and Plan of Reorganization). The recoupment of amounts previously waived or reimbursed by Equinox to the Acquired Funds is a contingent liability of each Acquired Fund.

As a result, the relevant portion of the footnote to the applicable fee tables has been revised as follows:

AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by AXS to the Acquiring Fund for a period ending three years after the date of the waiver or payment. Similarly, the Acquired Fund’s Advisor, Equinox, is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Equinox to the Acquired Fund prior to the Reorganization, for a period ending three years after the date of the waiver or payment. In each case, such reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, and (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first. Any reimbursement of fees waived or payments made by Equinox to the Acquired Fund prior to the Reorganization must be approved by the IMST II Board.

4.	In your written response, please explain how the did the board conclude that the recoupment by AXS of previously waived fees by Equinox was not an unfair burden under Section 15(f) of the 1940 Act, as part of its 15(f) analysis?

Response: Please see Registrant’s response to comments #2 and #3 above. Based on the adjustment to the reimbursement arrangements and corresponding disclosure, we believe no further disclosure is necessary.

5.	With respect to Equinox Ampersand Strategy Fund (Acquired Fund) and the AXS Alternative Growth Fund (Acquiring Fund), footnote 3 to the Fees and Expenses Table on page 9, discloses that “With respect to each Fund, for the 24-month period commencing July 1, 2018 and ending June 30, 2020 (the “Performance Period”), the respective Advisor’s entitlement to the Management Fee for the following 12-month period shall be subject to a performance-based voluntary waiver (the “Performance-Based Waiver”). Under the terms of the Performance-Based Waiver, the investment performance of the Institutional Class shares of the Fund will be measured against the S&P 500® Total Return Index (the “Benchmark”) over the Performance Period.” Please explain any obligations of the Fund under the Performance-Based Waiver arrangement.

Response: The Performance-Based Waiver provides that in the event that the Fund underperforms the benchmark over the Performance Period, the Advisor will voluntarily waive the management fee for the next 12-month period following the period in which the Fund underperformed. Unlike a fulcrum fee, which is allowed under Section 205(b)(1) of the Investment Advisers Act, neither the Performance-Based Waiver nor the management fee increase based on positive performance. In addition, the Advisor is prohibited from recapturing fees it has waived under the Performance-Based Waiver. Therefore, the Fund does not have any obligation with respect to the Performance-Based Waiver.

6.	With respect to Equinox Ampersand Strategy Fund (Acquired Fund) and the AXS Alternative Growth Fund (Acquiring Fund), footnote 3 to the Fees and Expenses Table on page 9, discloses that “Each Advisor reserves the right to modify or terminate the voluntary Performance-Based Waiver upon notice to the respective Fund’s Board of Trustees. Each Advisor will not seek recoupment of any fees waived as a result of the Performance-Based Waiver.” Add disclosure that this can be changed “at any time”.

Response: The Registrant has revised the footnote as follows:

Each Advisor reserves the right to modify or terminate the voluntary Performance-Based Waiver, at any time, upon notice to the respective Fund’s Board of Trustees.

7.	Confirm that acquired fund fees and expenses (“AFFE”) are in included in the Fees and Expenses Table, if applicable.

Response: The Registrant confirms that each Funds’ AFFE were less than 1 basis point and therefore is not included in the Fees and Expenses Table.

8.	Confirm that the numbers provided under the “Expense Example” for the Class I shares are correct.

Response: The Registrant confirms that the numbers provided in the “Expense Example” for the Class I shares are correct. Instruction 4 to Item 3 on Form N-1A, states a fund that charges account fees based on a minimum account requirement exceeding $10,000 may adjust its account fees based on the amount of the fee in relation to the fund’s minimum account requirement. Therefore, the expense example for the Class I shares are calculated using the applicable investment minimum.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

4